Filed pursuant to Rule 424(b)(3)
File No. 333-262833

EATON VANCE TAX-MANAGED DIVERSIFIED EQUITY INCOME FUND
Supplement to Prospectus dated February 18, 2022

The following replaces the Financial Highlights contained in the Prospectus:

	Year Ended October 31,
	2022	2021	2020	2019	2018
Net asset value – Beginning of year	$ 14.360	$ 11.600	$ 11.870	$ 11.860	$ 11.960
Income (Loss) From Operations
Net investment income(1)	$ 0.057	$ 0.054	$ 0.093	$ 0.101	$ 0.082
Net realized and unrealized gain (loss)	(1.946)	3.740	0.648	0.921	0.830
Total income (loss) from operations	$ (1.889)	$ 3.794	$ 0.741	$ 1.022	$ 0.912
Less Distributions
From net investment income	$ (0.056)	$ (0.054)	$ (0.093)	$ (0.100)	$ (0.081)
From net realized gain	(0.973)	(0.445)	—	(0.548)	(0.486)
Tax return of capital	(0.086)	(0.538)	(0.919)	(0.364)	(0.445)
Total distributions	$ (1.115)	$ (1.037)	$ (1.012)	$ (1.012)	$ (1.012)
Premium from common shares sold through shelf offering(1)	$ 0.004	$ 0.003	$ 0.001	$ 0.000(2)	$ —
Net asset value – End of year	$ 11.360	$ 14.360	$ 11.600	$ 11.870	$ 11.860
Market value – End of year	$ 12.000	$ 14.610	$ 10.340	$ 11.920	$ 11.460
Total Investment Return on Net Asset Value(3)	(13.55)%	33.85%	7.02%	9.24%	7.75%
Total Investment Return on Market Value(3)	(10.24)%	52.78%	(5.01)%	13.53%	6.98%
Ratios/Supplemental Data
Net assets, end of year (000’s omitted)	$ 1,784,540	$ 2,211,925	$ 1,759,628	$ 1,782,364	$ 1,775,555
Ratios (as a percentage of average daily net assets):
Expenses	1.07%(4)	1.07%	1.08%	1.07%	1.07%
Net investment income	0.45%	0.40%	0.80%	0.86%	0.66%
Portfolio Turnover	55%	36%	40%	57%	48%

(See related footnotes.)

	Year Ended October 31,
	2017	2016	2015	2014	2013
Net asset value – Beginning of year	$ 11.140	$ 12.010	$ 12.340	$ 11.870	$ 10.960
Income (Loss) From Operations
Net investment income(1)	$ 0.100	$ 0.119	$ 0.211	$ 0.324(6)	$ 0.195
Net realized and unrealized gain (loss)	1.732	0.023	0.471	1.157	1.798
Total income (loss) from operations	$ 1.832	$ 0.142	$ 0.682	$ 1.481	$ 1.993
Less Distributions
From net investment income	$ (0.096)	$ (0.095)	$ (0.212)	$ (0.327)	$ (0.398)
From net realized gain	(0.285)	(0.071)	(0.800)	—	(0.698)
Tax return of capital	(0.631)	(0.846)	—	(0.685)	—
Total distributions	$ (1.012)	$ (1.012)	$ (1.012)	$ (1.012)	$ (1.096)
Anti-dilutive effect of share repurchase program(1)	$ —	$ —	$ —	$ 0.001	$ 0.013
Net asset value – End of year	$ 11.960	$ 11.140	$ 12.010	$ 12.340	$ 11.870
Market value – End of year	$ 11.640	$ 10.290	$ 11.310	$ 11.710	$ 10.720
Total Investment Return on Net Asset Value(3)	17.51%	1.98%	6.38%	13.64%	20.61%
Total Investment Return on Market Value(3)	23.81%	0.04%	5.57%	19.41%	25.53%
Ratios/Supplemental Data
Net assets, end of year (000’s omitted)	$ 1,787,846	$ 1,665,148	$ 1,795,490	$ 1,844,442	$ 1,775,015
Ratios (as a percentage of average daily net assets):
Expenses(5)	1.08%	1.08%	1.07%	1.08%	1.09%
Net investment income	0.86%	1.05%	1.72%	2.65%(6)	1.71%
Portfolio Turnover	75%	86%	85%	83%	130%
(1)	Computed using average shares outstanding.
(2)	Amount is less than $0.0005.
(3)	Returns are historical and are calculated by determining the percentage change in net asset value or market value with all distributions reinvested. Distributions are assumed to be reinvested at prices obtained under the Fund’s dividend reinvestment plan.
(4)	Includes a reduction by the investment adviser of a portion of its adviser fee due to the Fund’s investment in the Liquidity Fund (equal to less than 0.005% of average daily net assets for the year ended October 31, 2022).
(5)	Excludes the effect of custody fee credits, if any, of less than 0.005%. Effective September 1, 2015, custody fee credits, which were earned on cash deposit balances, were discontinued by the custodian.
(6)	Net investment income per share includes special dividends which amounted to $0.234 per share. Excluding special dividends, the ratio of net investment income to average daily net assets would have been 0.74%.

March 1, 2023